Exhibit 99.1

GoldMining Expands Portfolio of Active Exploration Assets in Brazil,
New ‘Colíder’ Exploration Concession Granted in Mato Grosso State

Vancouver, British Columbia – November 12, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to report that the Brazilian National Mining Agency (Agência Nacional de Mineração) ("ANM") has granted a renewal of exploration claim 866032/2008, also known as the Colíder Project ("Colíder" or the "Project"), effective October 30, 2025. The renewal is valid for three years, during which time the Company shall prepare and present a final exploration report.

The Project consists of a single 10,000 hectare (100 km2) exploration claim that was obtained by a wholly owned subsidiary of the Company in 2011 and is a component of the portfolio of exploration properties owned by the Company in Brazil. The Company had originally applied for a renewal of the exploration claim in 2013, and after an initial denial and appeal in the same year, followed by an extended appeal period, the claim has now been restored to active exploration status.

The Colíder Project is located in Mato Grosso State (see Figure 1), the third largest state in Brazil, located in the central-west of Brazil. The capital, Cuiabá, is a travel hub that dates back to the 18th-century gold rush. The Colíder Project is part of the Alta Floresta Gold Belt, an area known for extensive alluvial gold mining, particularly in the 1980s, extending for approximately 500km along trend. In addition to the Colíder Project, GoldMining also owns the Batistão Gold Project located 55 km to the northeast of the Colíder Project, which is comprised of one property located 25 km southwest of the city of Peixoto de Azevedo and consists of one exploration permit totaling 5,107 hectare.

The Colíder Project area was initially explored by Western Mining Corporation in the 1990’s, which completed a systematic exploration work program including geological mapping, geophysical surveys (magnetics and induced polarization), stream sediment and soil sampling, and auger and reverse circulation ("RC") drilling. The Company is currently compiling, validating and interpreting the historic exploration results. A total of 29 RC holes (for 1,847 metres) are reported to have been drilled on the property, for which the Company is currently validating and conducting basic quality assurance including collating and checking original assay certificates. Systematic grid soil sampling was historically completed over approximately 13% of the concession, demonstrating elevated gold ± copper in soils associated with a large discrete magnetic high anomaly in the centre of the concession (see Figure 2). Historic exploration also reported surface rock grab exhibiting gossan and sulphide mineralization overprinting granitoid intrusive rocks, and also select assay values of up to 11.2 g/t gold along with anomalous copper, lead, molybdenum and zinc. The Company initially plans to conduct systematic compilation of the historic data sets and exploration activities including initial ground truthing field work.

Alastair Still, Chief Executive Officer of GoldMining, commented: "We’re pleased to have added the Colíder concession to our Brazil exploration portfolio of highly prospective gold (± copper) projects. Colíder lies within the emerging and underexplored Alta Floresta Gold Belt in Mato Grosso State, and our initial analysis of the historic data sets suggests that Colíder is highly prospective for bedrock gold and copper mineralization. Colíder provides additional optionality in an already extensive portfolio of prospective properties in central Brazil, and we look forward to the compilation and validation of historic exploration results, followed by planning for the first stages of systematic exploration data sets across the property."

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO) and 19.1 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

Figure 1 – Colíder concession location map.

Figure 2 – Colíder Project, gold-in-soil (left) and copper-in-soil (right), overlying magnetics.

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of, verified and approved all scientific and technical information herein this news release. Mr. Pereira is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

The scientific and technical information herein has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting work programs and potential opportunities surrounding the Colíder Project and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.